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Exhibit 99.4

 PROXY

PROXY, solicited by management, for the Special Meeting of Shareholders of Fairfax Financial Holdings Limited to be held on July 21, 2015.

The undersigned shareholder of Fairfax Financial Holdings Limited hereby appoints Anthony F. Griffiths, Director, or failing him, Eric P. Salsberg, Vice President, Corporate Affairs and Corporate Secretary, (or in lieu thereof                                     ) as proxy, in respect of all of the subordinate voting shares held by the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Shareholders to be held on July 21, 2015 and at any adjournment or postponement thereof in the manner specified below upon the following matter:

1)
The special resolution approving an amendment of the articles of incorporation of Fairfax Financial Holdings Limited ("Fairfax") to (i) increase the number of votes attached to the multiple voting shares from ten (10) votes to fifty (50) votes per multiple voting share, subject to adjustment in accordance with Fairfax's articles of incorporation and subject to certain limitations on the total number of votes represented by the multiple voting shares, including that the votes attached to the multiple voting shares represent no more than 41.8% of the votes attached to all outstanding multiple voting shares and subordinate voting shares of Fairfax, (ii) subjecting the vote increase described in (i) above to a shareholder ratification procedure, (iii) creating provisions to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions, and (iv) make certain corresponding and factual updating amendments (the "Amendment"), as more particularly described in the Management Proxy Circular dated June 12, 2015 (the "Circular"), the full text of which special resolution and Amendment are set forth in Schedule A to the Circular.

(a)
              FOR; or

(b)
              AGAINST.

SHAREHOLDERS ARE RECOMMENDED TO VOTE FOR THE SPECIAL RESOLUTION

In addition, the undersigned appoints such proxy to vote and act as aforesaid upon any amendments to the matters identified in the notice of meeting and on all other matters that may properly come before the meeting. Unless otherwise specified in the proxy, on any ballot that may be called in respect of the special resolution to approve the Amendment, the shares represented by this proxy will be voted by the persons whose names are printed above FOR the special resolution to approve the Amendment.

The undersigned hereby revokes any proxy previously given with respect to the Special Meeting of Shareholders or any adjournment or postponement thereof.

Dated , 2015

Signature of Shareholder

Name of Shareholder
(Please print clearly and ensure name matches shares' registration)

  PLEASE NOTE:

1)
If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management.

2)
Please sign exactly as your shares are registered. If the shareholder is a corporation, a proxy shall be signed by its duly authorized officers and its corporate seal affixed thereto. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy form must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3)
A shareholder has the right to appoint a person to represent him or her at the meeting other than the persons designated above either by writing in the blank space provided the name of the person to be appointed or by completing another proper form of proxy.

4)
Please date and sign this form of proxy and return it to Valiant Trust Company, at Proxy Department, P.O. Box 34, Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if mailed; you may use the enclosed envelope for this purpose); at The Exchange Tower, 130 King Street West, Suite 710, Toronto, Canada M5X 1A9 (if delivered by hand); or at (416) 360-1646 or (855) 375-6916 (if delivered by fax); or by Internet at https://proxy.valianttrust.com, so that it is received before 12:00 noon (Toronto time) on July 17, 2015; or to the chairman or secretary of the meeting for which the proxy is given before the time of voting.

5)
Section 190 of the Canada Business Corporations Act (the "CBCA") entitles registered shareholders to dissent in respect of the special resolution approving the Amendment. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Shareholders, including non-registered shareholders, who wish to dissent should carefully review the section entitled "Dissent Rights Under the CBCA" in, and Schedule C to, the Circular which accompanies this proxy. The failure to comply strictly with the requirements of the CBCA may result in the loss or unavailability of any right to dissent.

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